ID # 261468

82-34866

RECEIVED
2005 SEP 29 P 3:22

SOLBEC
PHARMACEUTICALS LTD

SUPPL

SOLBEC OFFER TO EXCHANGE OPTIONS

Summary

- Solbec to offer 1 Share for each 7 Options held at the Record Date

Perth, Australia. Friday 16 September 2005: Further to the Company's announcement of 9 September 2005, the Company provides details on the proposed offer to exchange listed options in Solbec for ordinary shares in Solbec.

1. Subject to shareholder approval the Company will offer 1 ordinary share in exchange for every 7 listed options held at Record Date.
2. Optionholders may choose to accept the offer for all or part of their option holdings.
3. The Record Date to decide entitlements will be 7 business days after the shareholders' meeting (this accords with Listing Rule 7.15).
4. A Notice of Meeting will be dispatched to shareholders shortly with the meeting proposed to be held early November 2005.
5. If shareholders approve the exchange of options for shares, the offer will be made to optionholders pursuant to a prospectus which will be issued by the Company.

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

Directors' Comments

The offer is designed to improve the capital structure of the Company and whilst in the short term conversion of options to shares will result in dilution to shareholders, the Directors believe that a more attractive capital structure will benefit shareholders in the medium to long term and will greatly assist the Company in future partnering and capital related events.

The average share price for Solbec for the last 3 months from 14 June to 14 September 2005 has been 8.93 cents whereas for the listed options it has been 0.99 cents. Last sale and bid prices for the shares and options prior to this announcement was shares - 10 cents

dlo 9/30

sale and 10.5 cents bid on 14 September and options -1.2 cents sale and 1.5 cents bid on 13 September 2005.

Before determining the exchange ratio the Directors sought independent advice on valuation and also took into consideration that a strong take up was definitely in the interests of a better capital structure for the Company.

The Directors consider that the exchange of options for shares will be of benefit to optionholders on the basis that the issue of fully paid shares will provide longevity in their investment, whereas the relevant options expire in September 2006. The directors consider that the benefit to shareholders will be a substantially improved capital structure and the reduction of option overhang.

The Directors firmly consider the offer is in the best interests of the Company.

Further information:

Tony Kiernan
Chairman
Tel: (08) 9323 0999
Mob: 0418 912 843
Email: tony.kiernan@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours; and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au